Exhibit 17.1

[The following email was sent by Ahmed Hussein to the other members of the board of directors of Quality Systems, Inc. on May 14, 2013]

To the board members of Quality Systems,

I have been a shareholder of Quality Systems since 1982, and have been a member of the Board of Directors since 1999. For many years I have been a strong believer in Quality Systems and its long-term potential, given the company’s strong, debt free balance sheet and the vital importance of utilizing information technology to improve the delivery of healthcare, for our health and for the health of the US and the global economy. Unfortunately, as a result of events in the company, especially in the last two years, I have concluded that the company will continue to be severely damaged under the direction of Mr. Razin, current management, and this Board of Directors, and that I can no longer be a part of the company. I am thus resigning from the Board of Directors.

For many years, I have been concerned about the degree to which Mr. Razin, while formally sitting as an independent director, and not an officer of the company, wields operational control over the day-to-day operations. I have considered disposing of my shares in Quality Systems at various times, including in late 2011 and 2012 (see my 13D filing of November 11, 2011). However, I continued to hold my stock in the company based on my belief that the company’s business itself was fundamentally sound.

My decision to retain my ownership interest in the company was reinforced by representations made by the company and its officers in public earnings guidance and private presentations at Quality Systems board meetings. For instance, at the January 25, 2012 Board Meeting, Mr. Plochocki delivered a presentation in which he stated that the company’s growth was “rivaled only by Apple,” and stated that the company’s budget called for 30% revenues and earnings growth in FY 2013. The company reaffirmed its favorable earnings projections at the May 17, 2012 earnings call, during which Mr. Holt stated that earnings and revenue growth for FY 2013 was projected to be 20%-25%. On June 26, 2012, Quality Systems reiterated in its proxy materials that “for fiscal 2013, we expect that revenues will increase in the 20-24% range and we expect earnings per share to grow by 20-25%,” and stood by those statements even after the SEC questioned whether there was a basis for making projections with that degree of specificity. Based on these statements by the company and its officers, I continued to hold my Quality Systems stock, and remained on the Board of Directors, with the hope that the appointment of an alternate director slate could enable the company to achieve even better results.

At the July 26, 2012 analyst meeting, company management provided the shocking revelation that the company’s revenues and earnings were in fact declining, and were down 18% from the prior year, and informed the market that it could no longer stand by the forecast that had been delivered just one month earlier. The stock price immediately dropped by 33% — on top of a gradual but substantial decline in the stock price over the preceding three months.

Could any rational person accept that four days before the end of the June quarter, Mr Razin and his management team did not know the expected results for that quarter that were announced on July 26, or that the company’s revenues and earnings were in fact decreasing substantially even as they told the marketplace that the company expected 20-25% growth? Company management have real-time access to the company’s financial information, and cannot possibly have believed that there was any basis for the fiscal 2013 projections that had been provided to the marketplace.

In the summer of 2012, I also learned the disturbing fact that Mr. Plochocki, the CEO of the company—who, obviously, was privy to the company’s true financial condition—had cashed out 94,000 stock options on February 24, 2012, when the company’s stock price was near its peak. The facts disclosed in July 2012 were fundamentally inconsistent with the statements made in the May 2012 earnings release and the June 2012 proxy materials. The dichotomy between these statements, some of them within a one month period, demonstrates that the prior statements about the company’s financial condition and prospects were made without any factual basis for believing them to be true.

The public disclosure of the company’s inability to meet its forecasts completely undermined the credibility of Quality Systems management and caused the stock price to plummet far below its fundamental value as compared to other companies in the same industry. While I suffered an immediate substantial loss on a large number of shares that I was forced to sell following the company’s July 2012 earnings release, I continued to hold the balance of my shares in the hopes that my proposed slate of directors would be elected, or that the stock price would eventually rebound to a value more in line with the fundamental value of the company.

My decision to resign from the Board of Directors follows the decision by Patrick Cline, ex-president of the company, and the architect, with his team, of the growth of Quality Systems, to resign from the board of directors on January 14, 2013. I had accumulated my votes last year to elect Mr. Cline to the board. Mr. Cline’s resignation letter stated:

“Gentlemen:

Please accept my immediate resignation from the QSI board.

After careful consideration I have decided that given the current board environment and company issues, I am unable to help the company.

I wish you all the best,

Patrick Cline.”

On January 16 2013, the company filed a Form 8-K stating:

“Change in Directors or Principal Officers

Item 5.02. Departure of Directors or Certain Officers; Election of Directors;

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 14, 2013, Patrick Cline, a member of the Board of Directors (the “Board”) of Quality Systems, Inc., notified the Chairman of the Board of his immediate resignation from the Board.”

The discrepancy between Mr. Cline’s letter, and the filing by the company describing his resignation, is noteworthy, as the company omitted the fact that Mr. Cline resigned due to “the current board environment” and “company issues,” and omitted the fact that the letter was addressed to the entire board of directors and not only the chairman. These omissions of material facts are consistent with Quality Systems’ other SEC filings and statements to the marketplace, including the May 2012 earnings guidance and the June 2012 proxy materials described above.

I am confident that none of you, or any of the Quality Systems outgoing directors, can honestly dispute that:

1. The chairman of the Quality Systems board acts as the CEO of the company in material respects, while claiming with your support to be an independent director.

2. The meetings of the board of directors of Quality Systems are designed to rubber stamp the decisions that the chairman has already made and the decisions of the supposedly “independent” directors’ committees, which the chairman totally controls.

3. The chairman appoints and terminates the employment of senior management at will. The chairman controls senior management compensation.

4. The chairman controls the selection of the board members, the membership of the independent directors committees, and the selection of the chairperson of each committee.

5. The chairman has demonstrated repeatedly that he has no tolerance for dissent. The chairman will get rid of any of his chosen loyal directors who manifests any sign of dissent.

There may be other situations where directors of public companies provide more deference than they should to a chairman and CEO who hired them and can at any time dismiss them. However, I am not aware of any other company where the directors are anxious, without any material discussion, to unanimously declare their chairman to be an independent director, while at the same time allowing him unfettered discretion to act as the CEO as he pleases, without fulfilling any of their own obligations to verify his independence as required by the NASDAQ rules. This board has consistently declared the chairman an independent director. This board, without giving a valid reason, has repeatedly rejected my offer, at my expense, to engage the services of a bona fide disinterested expert to examine the issue of the chairman’s independence. I know of no other board that allows an independent director to act as an officer of the company.

You have joined the chairman and his lawyers in trying to interfere with my ownership rights in the company. You have passed an insider trading policy for the directors that you have no legal right to impose on me and have no ability to enforce. You have allowed the chairman to attack me falsely, viciously, and irresponsibly, trying to impugn my character, motives and integrity.

You have allowed management to make highly favorable statements regarding the company’s financial condition and prospects in May and June 26, 2012, statements which, had you fulfilled your obligations as directors, you would have known were entirely without any factual basis. One month later in July 2012, I found that these statements were a gross fabrication and bore no resemblance to what you and management knew, or should have known, about the declining state of the company’s operations and its inability to meet the earnings forecasts it had provided to the marketplace. None of you have asked how can Mr Razin and his management team not know the results of the June quarter four days before the end of the quarter and/or on what basis did they make their June 26, 2012 statement to the shareholders.

You have conducted some board meetings without inviting me or inviting my nominees, Dr. Murray Brennan and Patrick Cline, in violation of our rights as directors under California law.When the company’s so-called plans failed miserably, none of you raised the issue of the responsibility of your benefactor, the chairman, and his management team for what took place.

The chairman’s obsession with control has been destructive to Quality Systems. His obsession alienated senior management of NextGen, the very group that drove the substantial growth of Quality Systems. The majority of the senior managers of NextGen have already resigned from the company.

Dictatorial characters like the Quality Systems chairman surround themselves with management that is obedient and directors like yourselves who are unwilling to verify their independence while acting as an executive or to challenge their decisions in order to protect the interests of the company and its shareholders. Quality Systems today is trading at a fraction of the price to earnings ratio of its main competitors as a result of your failure to fulfill your obligations as directors and the misconduct on the part of Mr. Razin and management in operating the company and in non-transparent disclosure to the shareholders.

You kept me totally misinformed about the company by not allowing me to attend and participate in any of the so- called independent directors committees where most of the decision of the company were made and later rubber stamped by the board. You conducted at least some board meetings without inviting me at all.

Most of the time at the board meetings was taken up by senior management presentations using slides to show how well the company was supposedly doing and how bright its immediate future expectations were

The forecast given at the analyst meetings between Nov 2011 and the end of June 2012 and the frequent news releases by the company continued to describe the glorious expectations at the Company. Wall Street analysts agreed with you and gave the Company favorable reviews even when the shares were trading at three times the present price.

I have offered to the shareholders in 2012 a compelling slate of distinguished directors, who are truly independent, willing to serve, and who would have been able to prevent any independent director from acting as an executive. As directors, they would have held management responsible for its performance, not for their loyalty and obedience to any shareholder. Alas, the shareholders and the shareholders’ advisors were misled by false promises by the company management, under the control of the chairman, of great plans for the company that were non-existent.

The chairman is operating without a license as an executive, without the responsibility of an executive position. By acting in this fashion, the chairman is violating the bylaws of the corporation, and you are totally responsible for allowing him to do so.

You have caused me substantial monetary damage. You did not stop there. You have joined the chairman in falsely, viciously, and irresponsibly attacking me and in trying to impugn my character and my integrity. As a result of your actions, I have no choice but to seek appropriate relief from the chairman, the current board, and management of the company.

I hereby resign from the board of directors of Quality Systems effective immediately, noting the reasons that I have stated above and in my previous filings, as well as in my other correspondence with the board.

Ahmed Hussein